SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549



                             ----------------------



                                  SCHEDULE 13G*

                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13d-2(b)



                        Modis Professional Services, Inc.

                                (Name of Issuer)



                                  Common Stock

                         (Title of Class of Securities)



                                    607830106

                                 (CUSIP Number)


                                 August 13, 2001

             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                 Derek E. Dewan
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
--------------------------------------------------------------------------------
NUMBER OF            (5)  SOLE VOTING POWER
                              5,303,100
SHARES            ______________________________________________________________

BENEFICIALLY         (6)  SHARED VOTING POWER
                              -0-
OWNED BY          ______________________________________________________________

EACH                 (7)  SOLE DISPOSITIVE POWER
                              5,303,100
REPORTING         ______________________________________________________________

PERSON WITH          (8)  SHARED DISPOSITIVE POWER

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     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                              5,303,100
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     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **  [    ]
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     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                              5.2%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                              IN
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     Item 1(a). Name of Issuer:

     The name of the issuer is Modis Professional Services, Inc. (the
"Company").

     Item 1(b). Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at c/o Modis Professional Services, Inc., 1 Independent Drive, Jacksonville, Florida 32202.

     Item 2(a). Name of Person Filing:

     This statement is filed by: Derek E. Dewan.

     Item 2(b). Address of Principal Business Office or, if None, Residence:

     c/o Modis Professional Services, Inc., 1 Independent Drive, Jacksonville, Florida 32202.

     Item 2(c). Citizenship:

     Mr. Dewan is a United States citizen.

     Item 2(d). Title of Class of Securities:

     Common Stock, par value $0.01 (the "Common Stock").

     Item 2(e). CUSIP Number:

     607830106

     Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     Not applicable.

     Item 4. Ownership.

     Not applicable.

     (a) Amount beneficially owned: 5,303,100 The beneficial ownership amounts used in this Schedule 13G include 4,057,000 shares of Common Stock underlying certain options held by Mr. Dewan to purchase Common Stock (the "Option"). The Options are exercisable within 60 days of August 16, 2001.

     (b) Percent of class: 5.2% The percentages used in this Schedule 13G are calculated based upon 101,799,653 shares of Common Stock deemed to be issued and outstanding as of August 13, 2001. This figure consists of (i) 97,742,653 shares of Common Stock issued and outstanding as of August 22, 2001, as reflected in the Company's Form 10-Q for the period ending June 30, 2001, and (ii) 4,057,000 shares of Common Stock underlying the Options.

     (c)

     (i) Sole power to vote or direct the vote: 5,303,100

     (ii) Shared power to vote or direct the vote: -0-

     (iii) Sole power to dispose or direct the disposition: 5,303,100

     (iv) Shared power to dispose or direct the disposition: -0- .

     Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

     Item 8. Identification and Classification of Members of the Group.

     Not applicable.

     Item 9. Notice of Dissolution of Group.

     Not applicable.

     Item 10. Certification.

     (a) Not applicable.

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     DATED: August 23, 2001


     /s/ Derek E. Dewan
     _____________________
     Name:  Derek E. Dewan